Exhibit 99.1

News release via Canada NewsWire, Toronto 416-863-9350

     Attention Business Editors:
     Kingsway announces investment in JBA Associates, Inc.

     TORONTO, June 21 /CNW/ - Kingsway Financial Services Inc. (NYSE, TSX:
KFS) (the "Company") announced today that it has made an investment in JBA
Associates, Inc. ("JBA"), following which the Company will have 100% interest in JBA. JBA is a managing general agency that specializes in assigned risk automobile insurance.

     About Kingsway Financial Services Inc.

     Kingsway Financial Services Inc. focuses on non-standard automobile insurance in the United States of America. The Company's primary businesses are the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The common shares of the Company are listed on the Toronto Stock Exchange and the New York Stock Exchange,
under the trading symbol "KFS".

     Forward Looking Statements

     This press release includes forward-looking statements that are subject to risks and uncertainties. These statements relate to future events or future performance and reflect management's current expectations and assumptions. The words "anticipate", "expect", "believe", "may", "should", "estimate",
"project", "intend", "forecast" or similar words are used to identify such forward-looking information. Such forward-looking statements reflect management's current beliefs and are based on information currently available to management of the Company. A number of factors could cause actual events, performance or results to differ materially from the events, performance and results discussed in the forward-looking statements. For information identifying important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, see the
Company's securities filings, including its 2009 Annual Report under the heading Risk Factors in the Management's Discussion and Analysis section. The securities filings can be accessed on the Canadian Securities Administrators'
website at www.sedar.com, and on the EDGAR section of the U.S. Securities and
Exchange Commission's website at www.sec.gov or through the Company's website at www.kingsway-financial.com. The Company's disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

     %CIK: 0001072627

     /For further information: /
     (KFS KFS.)

CO:  Kingsway Financial Services Inc.

CNW 13:29e 23-JUN-10